==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)


                                 iVillage Inc.

                               (Name of Issuer)
     Common Stock, $.01 Par Value                      46588H105
     (Title of class of securities)                  (CUSIP number)




------------------------------------------------------------------------------


           Lawrence P. Tu, Esq., National Broadcasting Company, Inc.
        30 Rockefeller Plaza, New York, New York, 10112 (212) 664-4444
------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                               November 14, 2002
------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







==============================================================================
-------------------------------------------------------------------------------
CUSIP No. 46588H105                  13D                           Page 2
-------------------------------------------------------------------------------

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON:      National Broadcasting Company, Inc.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   14-1682529
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  [_]
                                                                          [X]
------ ------------------------------------------------------------------------
  3    SEC USE ONLY

------ ----------------------- ------------------------------------------------
  4    SOURCE OF FUNDS:        NOT APPLICABLE

------ ------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
------ ----------------------------------------------------- ------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:                 DELAWARE

--------------- ----- -------------------------------------- ------------------
  NUMBER OF          7    SOLE VOTING POWER:                     1,838,009
    SHARES
                    ----- -------------------------------------- --------------
 BENEFICIALLY        8    SHARED VOTING POWER:                   0
   OWNED BY
                    ----- -------------------------------------- --------------
     EACH            9    SOLE DISPOSITIVE POWER:                1,838,009
  REPORTING
                    ----- -------------------------------------- --------------
 PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

------ --------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,838,009

------ --------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                              CERTAIN SHARES:                   [_]

------ --------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.5%

------ ---------------------------------------- ---------------------------
 14    TYPE OF REPORTING PERSON:                CO

------ ---------------------------------------- ---------------------------


CUSIP No. 46588H105                  13D                           Page 3

------ ---------------------------------------- ------------------------------
  1 NAME OF REPORTING PERSON: National Broadcasting Company Holding, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-3448662
------ -----------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   [_]
                                                                           [X]
------ -----------------------------------------------------------------------
  3    SEC USE ONLY

------ ----------------------- -----------------------------------------------
  4    SOURCE OF FUNDS:        NOT APPLICABLE

------ -----------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
------ ----------------------------------------------------- -----------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:                 DELAWARE

--------------- ----- -------------------------------------- -----------------
  NUMBER OF          7    SOLE VOTING POWER:                     DISCLAIMED
    SHARES                                                       (SEE 11 BELOW)
                    ----- -------------------------------------- -------------
 BENEFICIALLY        8    SHARED VOTING POWER:                   0
   OWNED BY
                    ----- -------------------------------------- -------------
     EACH            9    SOLE DISPOSITIVE POWER:                DISCLAIMED
  REPORTING                                                      (SEE 11 BELOW)
                    ----- -------------------------------------- -------------
 PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

------ -----------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
       NATIONAL BROADCASTING COMPANY HOLDING, INC.
------ -----------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES:                   [_]

------ -----------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       NOT APPLICABLE (SEE 11 ABOVE)
------ ---------------------------------------- ------------------------------
 14    TYPE OF REPORTING PERSON:                CO

------ ---------------------------------------- ------------------------------


CUSIP No. 46588H105                  13D                           Page 4

------ ---------------------------------------- ------------------------------
  1    NAME OF REPORTING PERSON:           GE Investments Subsidiary, Inc.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):51-0294231
------ -----------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  [_]
                                                                          [X]
------ -----------------------------------------------------------------------
  3    SEC USE ONLY

------ ----------------------- -----------------------------------------------
  4    SOURCE OF FUNDS:        NOT APPLICABLE

------ -----------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) OR 2(e):                 [_]
------ ----------------------------------------- -----------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:     DELAWARE

--------------- - ------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER:         DISCLAIMED (SEE 11 BELOW)
    SHARES
                ----- -------------------------- -----------------------------
 BENEFICIALLY    8    SHARED VOTING POWER:       0
   OWNED BY
                ----- -------------------------- -----------------------------
     EACH        9    SOLE DISPOSITIVE POWER:    DISCLAIMED (SEE 11 BELOW)
  REPORTING
                ----- -------------------------- -----------------------------
 PERSON WITH     10   SHARED DISPOSITIVE POWER:  0

------ -----------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
        BY GE INVESTMENT SUBSIDIARY, INC.
------ -----------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES:                   [_]

------ -----------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       NOT APPLICABLE (SEE 11 ABOVE)
------ ---------------------------------------- ------------------------------
 14    TYPE OF REPORTING PERSON:                CO

------ ---------------------------------------- ------------------------------


CUSIP No. 46588H105                  13D                           Page 5

---------- -------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:         GE Capital Equity Holdings, Inc.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                  06-1448607
---------- -------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               [_]
                                                                           [X]
---------- -------------------------------------------------------------------
  3        SEC USE ONLY

---------- ----------------------- -------------------------------------------
  4        SOURCE OF FUNDS:        00

---------- -------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):  [_]
---------- ----------------------------------------------------- -------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 DELAWARE

--------------- ----- -------------------------------------- -----------------
  NUMBER OF      7    SOLE VOTING POWER:                     0
    SHARES
                ----- -------------------------------------- -----------------
 BENEFICIALLY    8    SHARED VOTING POWER:                   15,689
   OWNED BY
                ----- -------------------------------------- -----------------
     EACH        9    SOLE DISPOSITIVE POWER:                0
  REPORTING
                ----- -------------------------------------- -----------------
 PERSON WITH     10   SHARED DISPOSITIVE POWER:              15,689

---------- -------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   15,689

---------- -------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES:                   [_]

---------- -------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.03%

---------- ---------------------------------------- --------------------------
 14        TYPE OF REPORTING PERSON:                CO

---------- ---------------------------------------- --------------------------


CUSIP No. 46588H105                  13D                           Page 6

---------- -------------------------------------------------------------------
  1        NAME OF REPORTING PERSON:   General Electric Capital Corporation
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                    13-1500700
---------- -------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              [_]
                                                                          [X]
---------- -------------------------------------------------------------------
  3        SEC USE ONLY

---------- ----------------------- -------------------------------------------
  4        SOURCE OF FUNDS:        NOT APPLICABLE

---------- -------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):  [_]
---------- ------------------------------------------- -----------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

--------------- ----- ---------------------------- ---------------------------
  NUMBER OF      7    SOLE VOTING POWER:           0
    SHARES
                ----- ---------------------------- ---------------------------
 BENEFICIALLY    8    SHARED VOTING POWER:         15,689
   OWNED BY
                ----- ---------------------------- ---------------------------
     EACH        9    SOLE DISPOSITIVE POWER:      0
  REPORTING
                ----- ---------------------------- ---------------------------
 PERSON WITH     10   SHARED DISPOSITIVE POWER:    15,689

---------- -------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

           BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
           BY GENERAL ELECTRIC CAPITAL CORPORATION
---------- -------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES:                   [_]

---------- -------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

           NOT APPLICABLE (SEE 11 ABOVE)
---------- ---------------------------------------- --------------------------
 14        TYPE OF REPORTING PERSON:                CO

---------- ---------------------------------------- --------------------------


CUSIP No. 46588H105                  13D                           Page 7

---------- ---------------------------------------- --------------------------
  1        NAME OF REPORTING PERSON:         General Electric Pension Trust
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                  14-6015763
---------- -------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              [_]
                                                                          [X]
---------- -------------------------------------------------------------------
  3        SEC USE ONLY

---------- ----------------------- -------------------------------------------
  4        SOURCE OF FUNDS:        NOT APPLICABLE

---------- -------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):  [_]
---------- ------------------------------------------- -----------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:       NEW YORK

--------------- ----- ---------------------------- ---------------------------
  NUMBER OF      7    SOLE VOTING POWER:           0
    SHARES
                ----- ---------------------------- ---------------------------
 BENEFICIALLY    8    SHARED VOTING POWER:         0
   OWNED BY
                ----- ---------------------------- ---------------------------
     EACH        9    SOLE DISPOSITIVE POWER:      0
  REPORTING
                ----- ---------------------------- ---------------------------
 PERSON WITH     10   SHARED DISPOSITIVE POWER:    0

------ -----------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

------ -----------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                   [_]

------ -----------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       NOT APPLICABLE (SEE 11 ABOVE)

------ ---------------------------------------- ------------------------------
 14    TYPE OF REPORTING PERSON:                EP

------ ---------------------------------------- ------------------------------


CUSIP No. 46588H105                  13D                           Page 8

------ ---------------------------------------- ------------------------------
  1    NAME OF REPORTING PERSON:      GE Asset Management Incorporated
                                   (formerly General Electric Investment
                                                         Corporation)
                     as Investment Manager of General Electric Pension Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 22-2152310
------ -----------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [_]
                                                                      (b) [X]
------ -----------------------------------------------------------------------
  3    SEC USE ONLY

------ ----------------------- -----------------------------------------------
  4    SOURCE OF FUNDS:        NOT APPLICABLE

------ -----------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
------ ----------------------------------------------------- -----------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:                 DELAWARE

----------------------------------------------------- ------------------------
  NUMBER OF      7    SOLE VOTING POWER:                     0
    SHARES
                ----- -------------------------------------- -----------------
 BENEFICIALLY    8    SHARED VOTING POWER:                   0
   OWNED BY
                ----- -------------------------------------- -----------------
     EACH        9    SOLE DISPOSITIVE POWER:                0
  REPORTING
                ----- -------------------------------------- -----------------
 PERSON WITH     10   SHARED DISPOSITIVE POWER:              0

------- ----------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

------- ----------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                         [X]

------- ----------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        NOT APPLICABLE (SEE 11 ABOVE)
------- ---------------------------------------- -----------------------------
 14     TYPE OF REPORTING PERSON:                IA, CO

------- ---------------------------------------- -----------------------------


CUSIP No. 46588H105                  13D                           Page 9

------- ---------------------------------------- -----------------------------
  1     NAME OF REPORTING PERSON:                General Electric Company
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                               14-0689340
------- ----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                (b) [X]
------- ----------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------- ----------------------------------------------
  4     SOURCE OF FUNDS:        NOT APPLICABLE

------- ----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
------- ------------------------------------------- --------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:        NEW YORK

--------------- ----- ----------------------------- --------------------------
  NUMBER OF      7    SOLE VOTING POWER:            DISCLAIMED (SEE 11 BELOW)
    SHARES
                ----- ----------------------------- --------------------------
 BENEFICIALLY    8    SHARED VOTING POWER:          0
   OWNED BY
                ----- ----------------------------- --------------------------
     EACH        9    SOLE DISPOSITIVE POWER:       DISCLAIMED (SEE 11 BELOW)
  REPORTING
                ----- ----------------------------- --------------------------
 PERSON WITH     10   SHARED DISPOSITIVE POWER:     0

----- ------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

      BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
      BY GENERAL ELECTRIC COMPANY
----- ------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:                                         [_]

----- ------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      NOT APPLICABLE (SEE 11 ABOVE)
----- ---------------------------------------- -------------------------------
 14   TYPE OF REPORTING PERSON:                CO

----- ---------------------------------------- -------------------------------


CUSIP No. 46588H105                  13D                           Page 10

----- ---------------------------------------- -------------------------------
  1   NAME OF REPORTING PERSON:       General Electric Capital Services, Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 06-1095035
----- ------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [_]
                                                                     (b) [X]
----- ------------------------------------------------------------------------
  3   SEC USE ONLY

----- ----------------------- ------------------------------------------------
  4   SOURCE OF FUNDS:        NOT APPLICABLE

----- ------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
----- --------------------------------------------- --------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION:         DELAWARE

--------------  --------------------------------------------------------------
  NUMBER OF     7    SOLE VOTING POWER:             DISCLAIMED (SEE 11 BELOW)
    SHARES
               ----- ------------------------------ --------------------------
 BENEFICIALLY   8    SHARED VOTING POWER:           0
   OWNED BY
               ----- ------------------------------ --------------------------
     EACH       9    SOLE DISPOSITIVE POWER:        DISCLAIMED (SEE 11 BELOW)
  REPORTING
               ----- ------------------------------ --------------------------
 PERSON WITH    10   SHARED DISPOSITIVE POWER:      0

---------- -------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

           BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED
           BY GENERAL ELECTRIC CAPITAL SERVICES, INC.
---------- -------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES:                                         [_]

---------- -------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

           NOT APPLICABLE (SEE 11 ABOVE)
---------- ---------------------------------------- --------------------------
 14        TYPE OF REPORTING PERSON:                CO

---------- ---------------------------------------- --------------------------



                  This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed on April 9, 1999, as amended by Amendment No. 1 to Schedule 13D, filed on November 5, 1999 (as amended, the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share of iVillage, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.   Identity and Background.
          -----------------------

         This statement is filed by National Broadcasting Company, Inc. ("NBC"), for and on behalf of itself, National Broadcasting Company Holding, Inc. ("NBCH"), GE Investments Subsidiary, Inc. ("GEIS"), GE Asset Management Incorporated, formerly General Electric Investment Corporation ("GEIC"), General Electric Pension Trust ("GEPT"), General Electric Company ("GE"), General Electric Capital Corporation ("GECC"), GE Capital Equity Holdings, Inc. ("GECEH") and General Electric Capital Services, Inc. ("GECS"). NBC, NBCH, GEIS, GEIC, GEPT, GE, GECC, GECEH and GECS, are referred to herein collectively as the "Reporting Persons". NBC is a wholly-owned subsidiary of NBCH, GECEH is a wholly-owned subsidiary of GECC, GECC is a wholly-owned subsidiary of GECS, GECS is an indirect wholly-owned subsidiary of GE and NBCH, GEIS and GEIC are wholly-owned subsidiaries of GE. In addition to the foregoing, GEIC acts as Investment Manager of GEPT. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         NBC is a Delaware corporation with principal executive offices located at 30 Rockefeller Plaza, New York, NY 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations. NBCH is a Delaware corporation with principal executive offices located at 30 Rockefeller Plaza, New York, NY 10112. NBCH is a holding company for NBC. GEIS is a Delaware corporation with its principal executive offices located at 3003 Summer Street Stamford, Connecticut 06904. The principal business activity of GEIS is corporate financing. GEIC is a Delaware corporation with principal executive offices located at 3003 Summer Street Stamford, Connecticut 06904. GEIC is a Registered Investment Adviser. GEPT is a New York common law trust with principal offices located at 3003 Summer Street, Stamford, Connecticut, 06904. GEPT administers the pension assets held for the benefit of employees and retired employees of GE. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services. GECEH is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEH are the making, managing and disposing of investments in private and public companies. GECC is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECC, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal execuitive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all of the common stock of GECC and other subsidiaries.

         The name, residence or business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, NBCH, GEIS, GEIC, GE, GECEH, GECC and GECS are set forth on Schedules A, B, C, D, E, H, I and J attached hereto, respectively. The name, business address, present principal occupation or employment, and citizenship of each trustee for GEPT is set forth on schedule F attached hereto.

         Except as set forth on Schedule G to the Schedule 13D, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers (or in the case of GEPT, its trustees), has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors, executive officers or trustees. If the Reporting Person obtains information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.


Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of February 7, 2002, NBC beneficially owned in the aggregate 1,838,009 shares of Common Stock of the Company, representing approximately 3.5% of the outstanding shares of Common Stock and GECEH beneficially owned in the aggregate 15,689 shares of Common Stock of the Company, representing approximately 0.03% of the outstanding shares of Common Stock (based upon 52,565,847 shares of Common Stock outstanding as reported in the Company's Form 10-Q dated November 14, 2001).

                  Except as disclosed in this item 5(a), none of the reporting persons, nor to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Company.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.

                  Except as disclosed in this Item 5(a), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers (or in case of GEPT, its trustees), presently has the power to vote to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

                  (c) The warrant to purchase up to 271,003 shares of Common Stock held by GEIS expired on December 31, 2000. On December 7, 2001, GEPT sold all of its 85,295 shares of Common Stock. On July 18, 2000, GE Capital Equity Holdings, Inc. acquired 15,689 shares of Common Stock.

(d)      Not Applicable

(e) The Reporting Persons ceased to be the beneficial owners of more than 5 percent (5%) of the Common Stock on approximately May 11, 2001, as a result of an increase in the number of outstanding shares of Common Stock.


Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

Exhibit 1     Power of Attorney by General Electric Company, dated
              February 8, 1999.
Exhibit 2 Joint Filing Agreement, dated February 14, 2002, among NBC, NBCH, GEIS, GEIC, GE, GEPT, GECEH, GECC and GECS.



                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002


NATIONAL BROADCASTING COMPANY, INC.

By:   /s/ Elizabeth A. Newell                                    .
      ------------------------------------------------------------
         Elizabeth A. Newell
         Assistant Secretary


NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:   /s/ Elizabeth A. Newell                                     .
      -------------------------------------------------------------
         Elizabeth A. Newell
         Assistant Secretary


GE INVESTMENTS SUBSIDIARY, INC.

By:    /s/  Robert E. Healing                                      .
       -------------------------------------------------------------
         Robert E. Healing
         Attorney-in-Fact


GENERAL ELECTRIC CAPITAL CORPORATION

By:    /s/ Barbara J. Gould                                         .
       --------------------------------------------------------------
         Barbara J. Gould
         Department Operations Manager


GE CAPITAL EQUITY HOLDINGS, INC.

By:   /s/ Barbara J. Gould                                          .
      ---------------------------------------------------------------
         Barbara J. Gould
         Managing Director


GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:    /s/ Barbara J. Gould                                        .
       -------------------------------------------------------------
         Barbara J. Gould
         Attorney-in-Fact


GENERAL ELECTRIC PENSION TRUST
By:      GE Asset Management Incorporated,
         its Investment Manager

         By:      /s/  Michael Pastore                         .
                  ----------------------------------------------
                  Michael Pastore
                  Vice President


GE ASSET MANAGEMENT, INCORPORATED

By:      /s/  Michael Pastore                                     .
         ----------------------------------------------------------
         Michael Pastore
         Vice President


GENERAL ELECTRIC CORPORATION

By:     /s/ Robert E. Healing                                    .
        ----------------------------------------------------------
         Robert E. Healing
            Attorney-in-Fact



                                  SCHEDULE A

                                                  NATIONAL BROADCASTING COMPANY, INC.

                                   DIRECTORS

                                    PRESENT                                                    PRESENT
NAME                                BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
----                                ----------------                               --------------------

S.S. Cathcart                       222 Wisconsin Avenue                           Retired Chairman,
                                    Suite 103                                      Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                       Vice Chairman of the Board
                                    3135 Easton Turnpike                           and Executive Officer,
                                    Fairfield, CT 06431                            General Electric Company;
                                                                                   Chairman, General Electric
                                                                                   Capital Services, Inc.

P. Fresco                           Fiat SpA                                       Chairman of the Board,
                                    via Nizza 250                                  Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         General Electric Company                       Former Executive Vice
                                    3135 Easton Turnpike                           President Kraft Foods, Inc.
                                    Fairfield, CT  06431

J. R. Immelt                        General Electric Company                       Chairman of the Board
                                    3135 Easton Turnpike                           and Chief Executive
                                    Fairfield, CT 06431                            Officer, General Electric
                                                                                   Company

A. Jung                             Avon Products, Inc.                            President and Chief
                                    1345 Avenue of the Americas                    Executive Officer,
                                    New York, NY  10105                            Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.                       Chairman, President and
                                    375 Park Avenue                                Chief Executive Officer,
                                    New York, NY  10152                            Invemed Associates, Inc.

R.B. Lazarus                        Ogilvy & Mather Worldwide                      Chairman and Chief
                                    309 West 49th Street                           Executive Officer
                                    New York, NY 10019-7316

S.G. McNealy                        Sun Microsystems, Inc.                         Chairman, President and
                                    901 San Antonio Road                           Chief Executive Officer,
                                    Palo Alto, CA 94303-4900                       Sun Microsystems, Inc.

G.G. Michelson                      Federated Department Stores                    Former Member of the
                                    151 West 34th Street                           Board of Directors,
                                    New York, NY 10001                             Federated Department
                                                                                   Stores

S. Nunn                             King & Spalding                                Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                             Chairman of the Board
                                    13400 Outer Drive, West                        and President, Penske
                                    Detroit, MI 48239-4001 Corporation

F.H.T. Rhodes                       Cornell University                             President Emeritus,
                                    3104 Snee Building                             Cornell University
                                    Ithaca, NY 14853

G. L. Rogers                        General Electric Company                       Vice Chairman of the Board
                                    3135 Easton Turnpike                           and Executive Officer,
                                    Fairfield, CT 06431                            General Electric Company

A.C. Sigler                         Champion International                         Retired Chairman of the
                                    Corporation                                    Board and CEO
                                    1 Champion Plaza                               and former Director,
                                    Stamford, CT 06921                             Champion International
                                                                                   Corporation

D.A. Warner III                     J. P. Morgan Chase & Co.,                      Chairman of the Board
                                    270 Park Avenue                                The Chase Manhattan Bank   New York, NY
10017-2070                          and Morgan Guaranty Trust
                                                                                   Co. of New York

R. C. Wright                        National Broadcasting Company, Inc.            Vice Chairman of the Board
                                    30 Rockefeller Plaza                           and Executive Officer,
                                    New York, NY  10112                            General Electric Company;
                                                                                   Chairman and Chief
                                                                                   Executive Officer, National
                                                                                   Broadcasting Company,
                                                                                   Inc.

                                  Citizenship

                      P. Fresco                        Italy
                      Andrea Jung                      Canada
                      All Others                       U.S.A.





                      NATIONAL BROADCASTING COMPANY, INC

                              EXECUTIVE OFFICERS


                                    PRESENT
NAME                                BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                                ----------------                             --------------------

J.R. Immelt                         General Electric Company                     Chairman of the Board and
                                    3135 Easton Turnpike                         Chief Executive Officer
                                    Fairfield, CT 06431

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board
                                    30 Rockefeller Plaza                         and Executive Officer,
                                    New York, NY  10112                          General Electric Company;
                                                                                 Chairman and Chief
                                                                                 Executive Officer

M. W. Begor                         National Broadcasting Company, Inc.          Executive Vice President/
                                    30 Rockefeller Plaza                         Chief Financial Officer/
                                    New York, NY 10112 Treasurer

W. L. Bolster                       National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

R. Cotton                           National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

D. Ebersol                          National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

J. W. Eck                           National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

R. A. Falco                         National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

B. W. Heineman, Jr.                 General Electric Company                     Senior Vice President -
                                    3135 Easton Turnpike                         General Counsel and
                                    Fairfield, CT 06431                          Secretary General Electric
                                                                                 Company

J. W. Ireland III                   National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

A. R. Lack                          National Broadcasting Company, Inc.          President and Chief
                                    30 Rockefeller Plaza                         Operating Officer
                                    New York, NY  10112

P. Madison                          National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

S. Sassa                            National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

E. J. Scanlon                       National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

N. Shapiro                          National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

P. Thomas-Graham                    National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

L. Tu                               National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

M. Yudkovitz                        National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

D. Zaslav                           National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

J. Zucker                           National Broadcasting Company, Inc.          Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112



                                                               SCHEDULE B

                                               NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                                                DIRECTORS



                                    PRESENT                                             PRINCIPAL
NAME                                BUSINESS ADDRESS                                    OCCUPATION
----                                ----------------                                    ----------

James I. Cash, Jr.                  Harvard Business School                             Professor of Business
                                    Morgan Hall                                         Administration-Graduate
                                    Soldiers Field   Road                               School of Business
                                    Boston, MA 02163                                    Administration, Harvard
                                                                                        University

S.S. Cathcart                       222 Wisconsin Avenue                                Retired Chairman,
                                    Suite 103                                           Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                            Vice Chairman of the Board
                                    3135 Easton Turnpike                                and Executive Officer,
                                    Fairfield, CT 06431                                 General Electric Company;
                                                                                        Chairman,
                                                                                        General Electric Capital
                                                                                        Services, Inc.

P. Fresco                           Fiat SpA                                            Chairman of the Board,
                                    via Nizza 250                                       Fiat SpA
                                    10126 Torino, Italy

Claudio Gonzalez                    Kimberly-Clark de Mexico,                           Chairman of the Board
                                    S.A. de C.V.                                        and Chief Executive Officer,
                                    Jose Luis Lagrange 103,                             Kimberly-Clark de Mexico,
                                    Tercero Piso                                        S.A. de C.V.
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

A. Jung                             Avon Products, Inc.                                 President and Chief
                                    1345 Avenue of the Americas                         Executive Officer,
                                    New York, NY  10105                                 Avon Products, Inc.

S.G. McNealy                        Sun Microsystems, Inc.                              Chairman, President and Chief
                                    901 San Antonio Road                                Executive Officer,
                                    Palo Alto, CA 94303-4900                            Sun Microsystems, Inc.

G.G. Michelson                      Federated Department Stores                         Former Member of the
                                    151 West 34th Street                                Board of Directors,
                                    New York, NY 10001                                  Federated Department
                                                                                        Stores

S. Nunn                             King & Spalding                                     Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                                  Chairman of the Board
                                    13400 Outer Drive, West                             and President, Penske
                                    Detroit, MI 48239-4001 Corporation

F.H.T. Rhodes                       Cornell University                                  President Emeritus,
                                    3104 Snee Building                                  Cornell University
                                    Ithaca, NY 14853

A.C. Sigler                         Champion International                              Retired Chairman of the
                                    Corporation                                         Board and CEO
                                    1 Champion Plaza                                    and former Director,
                                    Stamford, CT 06921                                  Champion International
                                                                                        Corporation

D.A. Warner III                     J. P. Morgan Chase & Co.,                           Chairman of the Board
                                    270 Park Avenue                                     The Chase Manhattan Bank and
                                    New York, NY 10017-2070                             Morgan Guaranty Trust Co. of
                                                                                        New York


                                  Citizenship

                    P. Fresco                        Italy
                    Andrea Jung                      Canada
                    All Others                       U.S.A.





                                         NATIONAL BROADCASTING COMPANY HOLDING, INC. EXECUTIVE OFFICERS


                                    PRESENT                                             PRESENT
NAME                                BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----                                ----------------                                    --------------------

Robert C. Wright                    National Broadcasting Company, Inc.                 Chairman, Chief
                                    30 Rockefeller Plaza                                Executive Officer
                                    New York, NY 10112

Andrew Lack                         National Broadcasting Company, Inc.                 President, Chief
                                    30 Rockefeller Plaza                                Operating Officer
                                    New York, NY 10112

Mark Vachon                         National Broadcasting Company, Inc.                 Vice President,
                                    30 Rockefeller Plaza                                Treasurer
                                    New York, NY 10112

Brian O'Leary                       National Broadcasting Company, Inc.                 Assistant Treasurer
                                    30 Rockefeller Plaza
                                    New York, NY 10112

Benjamin Heineman, Jr.              General Electric Company                            Secretary
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

Eliza Fraser                        General Electric Company                            Assistant Secretary
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

Elizabeth Newell                    National Broadcasting Company, Inc.                 Assistant Secretary
                                    30 Rockefeller Plaza
                                    New York, NY 10112



                                  SCHEDULE C
                        GE INVESTMENT SUBSIDIARY, INC.

                                   DIRECTORS

         The prinicpal business address for all directors of GE Investment Subsidiary, Inc. is General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06431.

Name                Present Principal Occupation

Phillip D. Ameen    Vice President and Comptroller, General Electric Company
James R. Bunt       Vice President and Treasurer, General Electric Company
John M. Samuels     Vice President and Senior Counsel, General Electric Company

                     Citizenship of all directors: U.S.A.




                              EXECUTIVE OFFICERS

         The prinicpal business address for all executive officers of GE Investment Subsidiary, Inc. is General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06431


Name                 Present Principal Occupation

James R. Bunt        Vice President and Treasurer, General Electric Company
John M. Samuels      Vice President and Senior Counsel, General Electric Company
Phillip D. Ameen     Vice President and Comptroller, General Electric Company
Robert E. Healing    Corporate Counsel, General Electric Company
Eliza W. Fraser      Associate Corporate Counsel, General Electric Company
Mark E. Buchanan     Manager, State Tax, General Electric Company
Barbara A. Melita    Tax Specialist, General Electric Company
Robert J. Zalucki    Tax Counsel and Quality Leader, General Electric Company

                 Citizenship of all executive officers: U.S.A.


                                  SCHEDULE D

                       GE ASSET MANAGEMENT INCORPORATED

                                   DIRECTORS


The business address of each of the persons listed below is 3003 Summer
Street, P.O. Box 7900, Stamford, Connecticut 06904.

NAME                                                      PRESENT PRINCIPAL OCCUPATION

Eugene K. Bolton                                          Executive Vice President of GEAM and Trustee of GEPT
Michael J. Cosgrove                                       Executive Vice President of GEAM and Trustee of GEPT
John H. Myers                                             Vice President of General Electric Company, Chairman of
                                                          the Board and President GEAM and Trustee of GEPT
Ralph R. Layman                                           Executive Vice President of GEAM and Trustee of GEPT
Alan M. Lewis                                             Executive Vice President, General Counsel and Secretary of
                                                          GEAM and Trustee of GEPT
Robert A. MacDougall                                      Executive Vice President of GEAM and Trustee of GEPT
Geoffrey R. Norman                                        Executive Vice President of GEAM and Trustee of GEPT


Donald W. Torey                                           Executive Vice President of GEAM and Trustee of GEPT


John J. Walker                                            Executive Vice President - Chief Financial Officer of GEAM
                                                          and Trustee of GEPT

                         Citizenship of all Directors

                                     U.S.A



                       GE ASSET MANAGEMENT INCORPORATED

                              EXECUTIVE OFFICERS

The business address of each of the persons listed below is 3003 Summer
Street, P.O. Box 7900, Stamford, Connecticut 06904.

NAME                                  PRESENT PRINCIPAL OCCUPATION

John H. Myers                          Chairman of the Board and President
Eugene K. Bolton                       Executive Vice President - Domestic Equity Investments
Michael J. Cosgrove                    Executive Vice President - Sales and Marketing
Ralph R. Layman                        Executive Vice President - International Equity Investments
Alan M. Lewis                          Executive Vice President - General Counsel and Secretary
Robert A. MacDougall                   Executive Vice President - Fixed Income
Geoffrey R. Norman                     Executive Vice President - Marketing
Donald W. Torey                        Executive Vice President - Real Estate and Private Equities
John J. Walker                         Executive Vice President - Chief Financial Officer
Anthony J. Sirabella                   Senior Vice President - Chief Information Officer
Christopher D. Brown                   Senior Vice President - Equity Portfolios
David B. Carlson                       Senior Vice President - Equity Portfolios
Jane E. Hackney                        Senior Vice President - Equity Investments
Peter J. Hathaway                      Senior Vice President - Equity Portfolios
Damian J. Maroun                       Senior Vice President - Equity Trading
Paul C. Reinhardt                      Senior Vice President - Equity Portfolios
Richard L. Sanderson                   Senior Vice President - Equity Research
Christopher W. Smith                   Senior Vice President - Equity Investments
Ralph E. Whitman                       Senior Vice President - Equity Portfolios
Nancy A. Ward                          Vice President - Client Portfolio Manager - Domestic Equities
Gerald L. Igou                         Vice President - Equity Investments
Mark A. Mitchell                       Vice President - Equity Investments
John H. Schaetzl                       Vice President - Equity Investments
Brian Hopkinson                        Senior Vice President - International Equity Portfolios
Daizo Motoyoshi                        Senior Vice President - International Equity Portfolios
Michael J. Solecki                     Senior Vice President - International Equity Portfolios
Judith A. Studer                       Senior Vice President - International Equity Portfolios
Peter Gillespie                        Vice President - International Equity Portfolios
T. Brent Jones                         Vice President - International Equity Portfolios
Paul Nestro                            Vice President - International Equity Portfolios
Makoto F. Sumino                       Vice President - International Equity Portfolios
Robert W. Aufiero                      Vice President - Fixed Income
Kathleen S. Brooks                     Vice President - Fixed Income
Paul M. Colonna                        Vice President - Fixed Income
William M. Healey                      Vice President - Fixed Income
Craig M. Varrelman                     Vice President - Client Portfolio Manager -  Fixed Income
Michael J. Caufield                    Senior Vice President - Municipal Bonds
Robert R. Kaelin                       Senior Vice President - Municipal Bonds
Susan M. Courtney                      Vice President - Municipal Bonds
Stella V. Lou                          Vice President - Municipal Bonds
Michael A. Sullivan                    Vice President - Municipal Bonds
James M. Mara                          Senior Vice President - International Private Equities
Wolfe H. Bragin                        Vice President - Private Equities
Andreas T. Hildebrand                  Vice President - Private Equities
Patrick J. McNeela                     Vice President - Private Equities
David W. Wiederecht                    Vice President - Private Equities
Philip A. Riordan                      Senior Vice President - Real Estate
B. Bradford Barrett                    Vice President - Real Estate
Robert P. Gigliotti                    Vice President - Real Estate
Preston R. Sargent                     Vice President - Real Estate
Timothy M. Morris                      Vice President - Risk Management
Sandra J. O'Keefe                      Vice President - Financial Planning & Analysis
William F. Ruoff, III                  Vice President - Quality
Michael J. Tansley                     Vice President & Controller
Matthew J. Simpson                     Senior Vice President, Gen. Counsel - Investment Services & Asst.
                                       Secretary
Paul J. Crispino                       Vice President - Tax Counsel
Judith M. Bandler                      Vice President - Benefits Counsel
Marc R. Bryant                         Vice President - Assoc. Gen. Counsel & Asst. Secretary
Jeanne M. La Porta                     Vice President - Assoc. Gen. Counsel & Asst. Secretary
Michael M. Pastore                     Vice President - Assoc. Gen. Counsel & Asst. Secretary
Scott A. Silberstein                   Vice President - Assoc. Gen. Counsel & Asst. Secretary
Michael J. Strone                      Vice President - Assoc. Gen. Counsel & Asst. Secretary
Anthony H. Zacharski                   Vice President - Assoc. Gen. Counsel & Asst. Secretary

                             Citizenship - U.S.A.



                                  SCHEDULE E

                           GENERAL ELECTRIC COMPANY

                                   DIRECTORS


NAME                                PRESENT                                     PRESENT
                                    BUSINESS ADDRESS                            PRINCIPAL OCCUPATION

J.I. Cash, Jr.                      Harvard Business School                     Professor of Business
                                    Morgan Hall                                 Administration-Graduate
                                    Soldiers Field   Road                       School of Business
                                    Boston, MA 02163                            Administration, Harvard
                                                                                University

S.S. Cathcart                       222 Wisconsin Avenue                        Retired Chairman,
                                    Suite 103                                   Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board
                                    3135 Easton Turnpike                        and Executive Officer,
                                    Fairfield, CT 06431                         General Electric Company;
                                                                                Chairman, General Electric
                                                                                Capital Services, Inc.

P. Fresco                           Fiat SpA                                    Chairman of the Board,
                                    via Nizza 250                               Fiat SpA
                                    10126 Torino, Italy

A.M. Fudge                          4 Lowlyn Road                               Former Executive Vice
                                    Westport, CT  06880                         President Kraft Foods, Inc.

C.X. Gonzalez                       Kimberly-Clark de Mexico,                   Chairman of the Board
                                    S.A. de C.V.                                and Chief Executive
                                    Jose Luis Lagrange 103,                     Officer, Kimberly-Clark de
                                    Tercero Piso                                Mexico, S.A. de C.V.
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

J.R. Immelt                         General Electric Company                    Chairman of the Board
                                    3135 Easton Turnpike                        and Chief Executive
                                    Fairfield, CT 06431                         Officer, General Electric
                                                                                Company

A. Jung                             Avon Products, Inc.                         Chairman and Chief
                                    1345 Avenue of the Americas                 Executive Officer,
                                    New York, NY  10105                         Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.                    Chairman, President and
                                    375 Park Avenue                             Chief Executive Officer,
                                    New York, NY  10152                         Invemed Associates, Inc.

R.B. Lazarus                        Ogilvy & Mather Worldwide                   Chairman and Chief
                                    309 West 49th Street                        Executive Officer
                                    New York, NY 10019-7316

S.G. McNealy                        Sun Microsystems, Inc.                      Chairman, President and
                                    901 San Antonio Road                        Chief Executive Officer,
                                    Palo Alto, CA 94303-4900                    Sun Microsystems, Inc.

G.G. Michelson                      Federated Department Stores                 Former Member of the
                                    151 West 34th Street                        Board of Directors,
                                    New York, NY 10001                          Federated Department
                                                                                Stores

S. Nunn                             King & Spalding                             Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                          Chairman of the Board
                                    13400 Outer Drive, West                     and President, Penske
                                    Detroit, MI 48239-4001                      Corporation

F.H.T. Rhodes                       Cornell University                          President Emeritus,
                                    3104 Snee Building                          Cornell University
                                    Ithaca, NY 14853

G.L. Rogers                         General Electric Company                    Vice Chairman of the Board
                                    3135 Easton Turnpike                        and Executive Officer,
                                    Fairfield, CT 06431                         General Electric Company

A.C. Sigler                         Champion International                      Retired Chairman of the
                                    Corporation                                 Board and CEO
                                    1 Champion Plaza                            and former Director,
                                    Stamford, CT 06921                          Champion International
                                                                                Corporation

D.A. Warner III                     J. P. Morgan Chase & Co.,                   Retired Chairman of the
                                    The Chase Manhattan Bank and                Board
                                    Morgan Guaranty Trust Co. of New York
                                    345 Park Avenue
                                    New York, NY 10154

R.C. Wright                         National Broadcasting Company, Inc.         Vice Chairman of the Board
                                    30 Rockefeller Plaza                        and Executive Officer,
                                    New York, NY  10112                         General Electric Company;
                                                                                Chairman and Chief
                                                                                Executive Officer, National
                                                                                Broadcasting Company, Inc.



                                  Citizenship

                      P. Fresco                          Italy
                      C. X. Gonzalez                     Mexico
                      Andrea Jung                        Canada
                      All Others                         U.S.A.




                  GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


NAME                                PRESENT                                     PRESENT
                                    BUSINESS ADDRESS                            PRINCIPAL OCCUPATION

J.R. Immelt                         General Electric Company                    Chairman of the Board and
                                    3135 Easton Turnpike                        Chief Executive Officer
                                    Fairfield, CT 06431

P.D. Ameen                          General Electric Company                    Vice President and
                                    3135 Easton Turnpike                        Comptroller
                                    Fairfield, CT 06431

J.R. Bunt                           General Electric Company                    Vice President and
                                    3135 Easton Turnpike                        Treasurer
                                    Fairfield, CT 06431

D.C. Calhoun                        General Electric Company                    Senior Vice President -
                                    1 Neumann Way                               GE Aircraft Engines
                                    Cincinnati, OH  05215

J.P. Campbell                       General Electric Company                    Vice President -
                                    Appliance Park                              GE Appliances
                                    Louisville, KY 40225

W.J. Conaty                         General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        Human Resources
                                    Fairfield, CT 06431

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board
                                    3135 Easton Turnpike                        and Executive Officer,
                                    Fairfield, CT 06431                         General Electric Company;
                                                                                Chairman, General Electric
                                                                                Capital Services, Inc.

S.C. Donnelly                       General Electric Company                    Senior Vice President -
                                    One Research Circle                         Corporate Research
                                    Niskayuna 12309                             and Development

M.J. Espe                           General Electric Company                    Senior Vice President -
                                    Nela Park                                   GE Lighting
                                    Cleveland, OH 44112

Y. Fujimori                         General Electric Company                    Senior Vice President -
                                    1 Plastics Avenue                           GE Plastics
                                    Pittsfield, MA 01201

B.W. Heineman, Jr.                  General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        General Counsel and
                                    Fairfield, CT 06431                         Secretary

J.M. Hogan                          General Electric Company                    Senior Vice President -
                                    P.O. Box 414                                GE Medical Systems
                                    Milwaukee, WI 53201

R.A. Jeffe                          General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        Corporate Business
                                    Fairfield, CT 06431                         Development

J. Krenicki, Jr.                    General Electric Company                    Vice President -
                                    2901 East Lake Road                         GE Transportation Systems
                                    Erie, PA  16531

R.W. Nelson                         General Electric Company                    Vice President -
                                    3135 Easton Turnpike                        Corporate Financial
                                    Fairfield, CT 06431                         Planning and Analysis

G.M. Reiner                         General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        Chief Information Officer
                                    Fairfield, CT 06431

J.G. Rice                           General Electric Company                    Senior Vice President -
                                    4200 Wildwood Parkway                       GE Power Systems
                                    Atlanta, GA 30339

G.L. Rogers                         General Electric Company                    Vice Chairman of the Board
                                    3135 Easton Turnpike                        and Executive Officer
                                    Fairfield, CT 06431

K.S. Sherin                         General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        Finance and Chief Financial
                                    Fairfield, CT 06431                         Officer

L.G. Trotter                        General Electric Company                    Senior Vice President -
                                    41 Woodford Avenue                          GE Industrial Systems
                                    Plainville, CT 06062

W.A. Woodburn                       General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        GE Specialty Materials
                                    Fairfield, CT  06431

R.C. Wright                         National Broadcasting Company, Inc.         Vice Chairman of the Board
                                    30 Rockefeller Plaza                        and Executive Officer,
                                    New York, NY  10112                         General Electric Company;
                                                                                Chairman and Chief
                                                                                Executive Officer, National
                                                                                Broadcasting Company,
                                                                                Inc.

                                  Citizenship

                      Yoshiaki Fujimori         Japan
                      All Others                U.S.A.




                                  SCHEDULE F

                               GE PENSION TRUST

                                   TRUSTEES

The business address of each of the persons listed below is 3003 Summer
Street, P.O. Box 7900, Stamford, Connecticut 06904.

NAME                                                      PRESENT PRINCIPAL OCCUPATION

Eugene K. Bolton                                          Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove                                       Executive Vice President of GEAM and Trustee of GEPT

John H. Myers                                             Vice President of General Electric Company, Chairman of
                                                          the Board and President GEAM and Trustee of GEPT

Ralph R. Layman                                           Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis                                             Executive Vice President, General Counsel and Secretary of
                                                          GEAM and Trustee of GEPT

Robert A. MacDougall                                      Executive Vice President of GEAM and Trustee of GEPT

Donald W. Torey                                           Executive Vice President of GEAM and Trustee of GEPT


John J. Walker                                            Executive Vice President - Chief Financial Officer of GEAM
                                                          and Trustee of GEPT


                          Citizenship of All Trustees

                                    U.S.A.




                                  SCHEDULE H
                                                   GE CAPITAL EQUITY HOLDINGS, INC.

                                   DIRECTOR

Name                                Present Business Address                     Present Principal Occupation
----                                ------------------------                     ----------------------------
Joseph E. Parsons                   GE Capital Equity Holdings, Inc.             President, Chairman of the Board
                                    120 Long Ridge Road
                                    Stamford, CT  06927


                              Citizenship: U.S.A.


                              EXECUTIVE OFFICERS

         The principal business address for all executive officers of GE Capital Equity Holdings, Inc.
is 120 Long Ridge Road, Stamford, Connecticut  06927.

Name                                     Present Principal Occupation
---------------------------------------- -------------------------------------------------------------

Joseph E. Parsons                        President, Chairman of the Board

Jonathan K. Sprole                       Managing Director, General Counsel and Secretary

Daniel Janki                             Managing Director, Chief Financial Officer and Treasurer

Mario Mastrantoni                        Vice President - Controller

Barbara J. Gould                         Managing Director, Associate General Counsel and Assistant
                                         Secretary

Peter J. Muniz                           Senior Vice Presidnet, Associate General Counsel and
                                         Assistant Secretary

Mark Horncastle                          Senior Vice President, Associate General Counsel and
                                         Assistant Secretary

Ian Sharpe                               Vice President - Taxes


         Citizenship for Mark Horncastle:  United Kingdom
         Citizenship for all other executive officers:  U.S.A.



                                  SCHEDULE I

                     GENERAL ELECTRIC CAPITAL CORPORATION

                                   DIRECTORS



Name                                        Present Business Address                   Principal Occupation

Nancy E. Barton                             GE Capital Corporation                     Senior Vice President, General
                                            260 Long Ridge Road                        Counsel and Secretary
                                            Stamford, CT  06927

James R. Bunt                               General Electric Company                   Vice President and
                                            3135 Easton Turnpike                       Treasurer
                                            Fairfield, CT  06431                       General Electric Company

David L. Calhoun                            GE Aircraft Engines                        Chief Executive Officer
                                            1 Neumann Way                              GE Aircraft Engines
                                            Cincinnati, OH  45215

Dennis D. Dammerman                         General Electric Company                   Vice Chairman  of the Board &
                                            3135 Easton Turnpike                       Executive Officer
                                            Fairfield, CT  06431                       General Electric Company

Scott C. Donnelly                           General Electric CR&D                      Senior Vice President
                                            One Research Circle                        General Electric CR&D
                                            Niskayuna, NY  12309

Michael D. Fraizer                          GE Financial Assurance                     President & CEO
                                            6604 W. Broad Street                       GE Financial Assurance
                                            Richmond, VA  23230

Arthur H. Harper                            GE Capital Corporation                     Executive Vice President
                                            260 Long Ridge Road
                                            Stamford, CT  06927

Benjamin W. Heineman, Jr.                   General Electric Company                   Senior Vice President,  General
                                            3135 Easton Turnpike                       Counsel and Secretary
                                            Fairfield, CT  06431                       General Electric Company

Jeffrey R. Immelt                           General Electric Company                   Chairman and CEO
                                            3135 Easton Turnpike                       General Electric Company
                                            Fairfield, CT  06431

Robert Jeffe                                General Electric Company                   Senior Vice President, Corporate
                                            3135 Easton Turnpike                       Business Development
                                            Fairfield, CT  06431                       General Electric Company


John H. Myers                               GE Investment Corporation                  Chairman and President
                                            3003 Summer Street, 7th Fl.                GE Investment Corporation
                                            Stamford, CT  06905

Denis J. Nayden                             GE Capital Corporation                     Chairman and CEO
                                            260 Long Ridge Road
                                            Stamford, CT  06927

Michael A. Neal                             GE Capital Corporation                     President and COO
                                            260 Long Ridge Road
                                            Stamford, CT  06927

James A. Parke                              GE Capital Corporation                     Vice Chairman & CFO
                                            260 Long Ridge Road
                                            Stamford, CT  06927

Ronald R. Pressman                          Employers Reinsurance Corporation          Chairman, President & CEO
                                            5200 Metcalf                               Employers Reinsurance
                                            Overland Park, KS  66204                   Corporation

Gary M. Reiner                              General Electric Company                   Sr. Vice President &
                                            3135 Easton Turnpike                       Chief Information Officer
                                            Fairfield, CT  06431                       General Electric Company

Gary L. Rogers                              General Electric Company                   Vice Chairman
                                            3135 Easton Turnpike                       General Electric Company
                                            Fairfield, CT  06431

John M. Samuels                             General Electric Company                   Vice President & Senior Counsel
                                            3135 Easton Turnpike                       Corporate Taxes
                                            Fairfield, CT  06431                       General Electric Company

Keith S. Sherin                             General Electric Company                   Senior Vice President, Finance,
                                            3135 Easton Turnpike                       & CFO
                                            Fairfield, CT  06431                       General Electric Company

Edward D. Stewart                           GE Capital Corporation                     Executive Vice President
                                            1600 Summer Street
                                            Stamford, CT  06927

Robert C. Wright                            National Broadcasting Company, Inc.        Chairman & CEO
                                            30 Rockefeller Plaza                       National Broadcasting Company,
                                            New York, NY  10112                        Inc.



                     GENERAL ELECTRIC CAPITAL CORPORATION

                                   OFFICERS

Name                                        Present Business Address                   Principal Occupation

Denis J. Nayden                             GE Capital Corporation                     Chairman and CEO
                                            260 Long Ridge Road
                                            Stamford, CT  06927

Michael A. Neal                             GE Capital Corporation                     President and COO
                                            260 Long Ridge Road
                                            Stamford, CT  06927

James A. Parke                              GE Capital Corporation                     Vice Chairman & CFO
                                            260 Long Ridge Road
                                            Stamford, CT  06927

Arthur H. Harper                            GE Capital Corporation                     Executive Vice President
                                            260 Long Ridge Road
                                            Stamford, CT  06927

Edward D. Stewart                           GE Capital Corporation                     Executive Vice President
                                            1600 Summer Street
                                            Stamford, CT  06927

Nancy E. Barton                             GE Capital Corporation                     Senior Vice President,
                                            260 Long Ridge Road                        General Counsel & Secretary
                                            Stamford, CT  06927

Kathryn A. Cassidy                          GE Capital Corporation                     Senior Vice President
                                            201 High Ridge Road                        Treasury & Global Funding
                                            Stamford, CT  06927

James A. Colica                             GE Capital Corporation                     Senior Vice President
                                            260 Long Ridge Road                        Global Risk Management
                                            Stamford, CT  06927

Richard D'Avino                             GE Capital Corporation                     Senior Vice President, Taxes
                                            777 Long Ridge Road
                                            Stamford, CT  06927

Robert L. Lewis                             GE Capital Corporation                     Senior Vice President
                                            120 Long Ridge Road
                                            Stamford, CT  06927

David R. Nissen                             GE Capital Corporation                     Senior Vice President
                                            1600 Summer Street                         Global Consumer Finance
                                            Stamford, CT  06927

Marc J. Saperstein                          GE Capital Corporation                     Senior Vice President
                                            260 Long Ridge Road                        Human Resources
                                            Stamford, CT  06927

Joan C. Amble                               GE Capital Corporation                     Vice President and Controller
                                            260 Long Ridge Road
                                            Stamford, CT  06927



                                  SCHEDULE J

                                                GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                   DIRECTORS

Name                                        Occupation
----                                        ----------
Nancy E. Barton                             Senior Vice President, General Counsel and Secretary
Director                                    GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927


James R. Bunt                               Vice President and Treasurer
Director                                    GE Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431


David L. Calhoun                            Chief Executive Officer
Director                                    GE Aircraft Engines
                                            1 Neumann Way
                                            Cincinnati, OH  45215


Dennis D. Dammerman                         Vice Chairman and Executive Officer
Director                                    GE Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431


Scott C. Donnelly                           Senior Vice President
Director                                    General Electric CR&D
                                            One Research Circle
                                            Niskayuna, NY  12309


Michael D. Fraizer                          President & CEO
Director                                    GE Financial Assurance
                                            6604 W. Broad Street
                                            Richmond, VA  23230

Arthur H. Harper                            Executive Vice President
Director                                    GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927



Benjamin W. Heineman, Jr.                   Senior Vice President, General Counsel and Secretary
Director                                    GE Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431


Jeffrey R. Immelt                           Chairman and CEO
Director                                    General Electric Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431


Robert Jeffe                                Senior Vice President, Corporate Business Development
Director                                    General Electric Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431


John H. Myers                               Chairman and President
Director                                    GE Investment Corporation
                                            3003 Summer Street, 7th Fl.
                                            Stamford, CT  06905


Denis J. Nayden                             Chairman and CEO
Director                                    GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927

Michael A. Neal                             President and COO
Director                                    GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927


James A. Parke                              Vice Chairman & Chief Financial Officer
Director                                    GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927



Ronald R. Pressman                          Chairman, President & CEO
Director                                    Employers Reinsurance Corporation
                                            5200 Metcalf
                                            Overland Park, KS  66204


Gary M. Reiner                              Sr. Vice President & Chief Information Officer
Director                                    General Electric Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431


Gary L. Rogers                              Vice Chairman
Director                                    General Electric Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431


John M. Samuels                             Vice President and Senior Counsel, Corporate Taxes
Director                                    General Electric Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431

Keith S. Sherin                             Senior Vice President, Finance,
Director                                    and Chief Financial Officer
                                            General Electric Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431

Edward D. Stewart                           Executive Vice President
Director                                    GE Capital Corporation
                                            1600 Summer Street
                                            Stamford, CT  06927


Robert C. Wright                            Chairman & CEO
Director                                    National Broadcasting Company, Inc.
                                            30 Rockefeller Plaza
                                            New York, NY  10112



                                                       GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                                                 EXECUTIVE OFFICERS

Name                                        Occupation
----                                        ----------


Dennis D. Dammerman                         Vice Chairman and Executive Officer
Chairman of the Board                       GE Company
                                            3135 Easton Turnpike
                                            Fairfield, CT  06431


Denis J. Nayden                             Chairman and CEO
President                                   GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927


Michael D. Fraizer                          President & CEO
Executive Vice President                    GE Financial Assurance
                                            6604 W. Broad Street
                                            Richmond, VA  23230

Arthur H. Harper                            Executive Vice President
Executive Vice President                    GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927


Michael A. Neal                             President and COO
Executive Vice President                    GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927


Ronald R. Pressman                          Chairman, President & CEO
Executive Vice President                    Employers Reinsurance Corporation
                                            5200 Metcalf
                                            Overland Park, KS  66204


Edward D. Stewart                           Executive Vice President
Executive Vice President                    GE Capital Corporation
                                            1600 Summer Street
                                            Stamford, CT  06927


James A. Parke                              Vice Chairman & Chief Financial Officer
Executive Vice President and Chief          GE Capital Corporation
Financial Officer                           260 Long Ridge Road
                                            Stamford, CT  06927


Nancy E. Barton                             Senior Vice President, General Counsel and Secretary
Senior Vice President, General              GE Capital Corporation
Counsel and Secretary                       260 Long Ridge Road
                                            Stamford, CT  06927

Kathryn A. Cassidy                          Sr. Vice President, Corp. Treasury & Global Funding
Senior Vice President                       GE Capital Corporation
                                            201 High Ridge Road
                                            Stamford, CT  06927


James A. Colica                             Senior Vice President, Global Risk Management
Senior Vice President                       GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927


Richard D'Avino                             Senior Vice President, Taxes
Senior Vice President, Taxes                GE Capital Corporation
                                            777 Long Ridge Road
                                            Stamford, CT  06927


Marc J. Saperstein                          Senior Vice President, Human Resources
Senior Vice President                       General Electric Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927


Joan C. Amble                               Vice President and Controller
Vice President and Controller               GE Capital Corporation
                                            260 Long Ridge Road
                                            Stamford, CT  06927








EXHIBIT 1

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that General Electric Company ("GE") constitutes and appoints each of the Corporate Counsel, Associate Corporate Counsel, and Associate Securities Counsel as its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for and on behalf of GE and in GE's respective name, place and stead, in any and all capacities, to sign any Statements on Schedule 13D, Schedule 13G,
Schedule 14D, Form 3, Form 4 or Form 5 under the Securities Exchange Act of 1934, and any and all amendments to any thereof, and other documents in connection therewith (including, without limitation, any joint filing agreement with respect to any Statement on Schedule 13D, Schedule 13G or 14D amendment thereto) and to file the same with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as GE might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated:  February 8, 1999.

                           GENERAL ELECTRIC COMPANY


                             By:         /s/  B.W. Heineman, Jr.
                                        ----------------------------
                             Name:      B.W. Heineman, Jr.
                             Title:     Senior Vice President
                                        General Counsel and Secretary



EXHIBIT 2

                            JOINT FILING AGREEMENT


                  This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $.0l per share, of iVillage Inc. is being filed on behalf of each of the undersigned under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February 14, 2002


NATIONAL BROADCASTING COMPANY, INC.

By:   /s/ Elizabeth A. Newell
      ---------------------------------------------------------
         Elizabeth A. Newell
         Assistant Secretary


NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:    /s/ Elizabeth A. Newell
       --------------------------------------------------------
         Elizabeth A. Newell
         Assistant Secretary


GE INVESTMENTS SUBSIDIARY, INC.

By:   /s/ Robert E. Healing
      ---------------------------------------------------------
         Robert E. Healing
         Attorney-in-Fact


GENERAL ELECTRIC CAPITAL CORPORATION

By:    /s/  Barbara J. Gould
       --------------------------------------------------------
         Barbara J. Gould
         Department Operations Manager


GE CAPITAL EQUITY HOLDINGS, INC.

By:    /s/ Barbara J. Gould
       --------------------------------------------------------
         Barbara J. Gould
         Managing Director

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:    /s/ Barbara J. Gould
       --------------------------------------------------------
         Barbara J. Gould
         Attorney-in-Fact


GENERAL ELECTRIC PENSION TRUST
By:      GE Asset Management Incorporated,
         its Investment Manager

         By:      /s/   Michael Pastore
                  ---------------------------------------------
                  Michael Pastore
                  Vice President


GE ASSET MANAGEMENT INCORPORATED

By:      /s/  Michael Pastore
         ------------------------------------------------------
         Michael Pastore
         Vice President


GENERAL ELECTRIC CORPORATION

By:    /s/  Robert E. Healing
       --------------------------------------------------------
         Robert E. Healing
            Attorney-in-Fact